Filed pursuant to Rule 424(b)(3)
File No. 333-153862

Grant Park Fund December 2010 Update
January 18, 2011

Supplement dated January 18, 2011 to Prospectus dated April 1, 2010
Class	December ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	4.6%	4.5%	$64.6M	$1,488.66
B	4.5%	3.8%	$634.0M	$1,270.86
Legacy 1	4.7%	6.1%	$7.1M	$1,024.92
Legacy 2	4.6%	5.7%	$7.5M	$1,019.79
Global 1	3.6%	2.9%	$11.0M	$984.38
Global 2	3.6%	2.6%	$19.4M	$978.01
Global 3	3.4%	0.7%	$148.3M	$946.02
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Agriculturals/Softs:  The grains markets underwent a sharp rally as poor weather conditions in major South American farming regions fostered supply concerns.  Elevated international demand, especially from China and Egypt, was also a primary driver in moving prices higher.  Sugar prices finished nearly 17% higher for December as a result of news that India, the world’s second largest sugar producer, may delay new exports for 2011.

Currencies:  The U.S. dollar weakened as strong economic data throughout December prompted investors to seek higher-yielding investments.  Investors drove the Swiss franc higher against counterparts due to ongoing concern regarding the economic stability of the Eurozone.

Energy:   In the energy markets, optimism surrounding the U.S. and Chinese economies supported bullish crude oil demand forecasts, moving prices higher.  The Energy Information Agency reports showed reductions in U.S. energy inventories which also played a role in moving prices higher.  Natural gas markets also moved higher as abnormally cold weather forecasts in the U.S. supported prices.

Equities:  Global equity markets generally moved higher in December as improved investor sentiment fostered increased risk-appetite.  Strong economic indicators in the U.S. including positive employment, manufacturing and housing data were major drivers in moving the equity markets higher.

Fixed Income:  Strong U.S. economic indicators throughout December weakened demand for safe-haven fixed-income instruments.  Also weighing on demand for U.S. debt were concerns that a tax-break in the U.S. could hinder the government’s ability to meet its future debt obligations.

Metals:  Base metals markets moved higher in December, supported by improved demand forecasts. Investors drove copper prices sharply higher as a result of supply concerns caused by a production disruption in a key Chilean mine.  Precious metals markets strengthened as investors attempting to hedge U.S. dollar exposure drove prices higher.

Sincerely,

David Kavanagh
President

Enclosures

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended December 31, 2010

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$27,592,789	$86,593,971
Change In Unrealized Income (Loss)	23,077,323	21,946,823
Brokerage Commission	-80,451	-4,256,952
Exchange, Clearing Fee and NFA Charges	-121,274	-982,068
Other Trading Costs	-878,093	-7,389,385
Change in Accrued Commission	-61,159	74,185
Net Trading Income (Loss)	49,529,135	95,986,574

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$165,940	$2,130,388
Interest, Other	90,296	2,194,471
U.S. Government Securities Gain (Loss)	0	0
Total Income (Loss)	49,785,371	100,311,433

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	7,727,564	14,273,738
Operating Expenses	140,163	2,042,369
Organization and Offering Expenses	217,123	2,381,436
Brokerage Expenses	4,571,354	51,091,553
Total Expenses	12,656,204	69,789,096

Net Income (Loss)	$37,129,167	$30,522,337

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$847,781,703	$831,270,498
Additions	14,336,680	131,849,680
Net Income (Loss)	37,129,167	30,522,337
Redemptions	-7,334,779	-101,729,744
Balance at DECEMBER 31, 2010	$891,912,771	$891,912,771

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,488.662	43,371.19758	$64,565,073	4.57%	4.45%
B	$1,270.860	498,911.71766	$634,047,020	4.52%	3.80%
Legacy 1	$1,024.919	6,932.99998	$7,105,762	4.67%	6.09%
Legacy 2	$1,019.793	7,361.06293	$7,506,760	4.62%	5.73%
Global 1	$984.376	11,178.03707	$11,003,386	3.59%	2.88%
Global 2	$978.014	19,812.46428	$19,376,870	3.56%	2.56%
Global 3	$946.018	156,770.72847	$148,307,899	3.40%	0.68%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership